Mail Stop 6010

June 28, 2006

Mr. Stephen L. Rohde
President
Premier Indemnity Holding Company
3001 N. Rocky Point Dr. – Suite 200
Tampa, Florida 33607

Re: Premier Indemnity Holding Company
Amendment No. 1 to Form SB-2 Registration Statement
File No. 333-132482

Dear Mr. Rohde:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that you have filed two amendments to the registration statement. One was filed on May 31, 2006 and the second was filed on June 2, 2006. Both are identified as amendment no. 1, and they appear to be identical. Please tell us why the second amendment was filed and why it is not labeled as amendment no. 2.

Prospectus Cover Page

2. The cross reference to the risk factor disclosure must be separated from the other disclosure on the cover page. Currently you have run it together with other disclosure. Please revise it accordingly.

Prospectus Summary – page 4

3. Please disclose in the summary or plan of distribution section whether subscribers will receive interest on money deposited in the escrow account.

About Premier Indemnity Holding Company – page 4

4. We have considered your response to comment 14. Your revised disclosure still does not provide a balanced view of the challenges you will face. For example, in the third paragraph, you have not included a timeline discussing when these events are anticipated to occur, nor have you discussed WaterStreet's expertise in providing the services you intend to contract for from them, or what the downsides of these sorts of arrangements are, or the potential consequences of your lack of existing relationships with insurance agents. Similarly, you have not disclosed that you are relying on an easily copied business model and offering insurance products similar to those offered by many existing and well-established companies. In the fifth paragraph you say, simply, that you will face "significant challenges" in entering the homeowners and condominium insurance market, without briefly explaining what the challenges consist of. Please expand the discussion as we previously requested. Also provide more detailed disclosure in the "Business" section of the prospectus.

5. Your have not disclosed that most large insurers who have actively participated in the homeowners insurance business in Florida in the past have left, or announced their intention to leave Florida due to escalating costs and a continuing threat of natural disasters, including hurricanes. Your more balanced disclosure should address this issue and explain the basis for your belief that you can operate profitably in this environment. A more detailed discussion should be provided in the "Business" section.

6. Your disclosure indicates that you intend to write insurance for homes under 30 years old with replacement cost values to a maximum value of $500,000. In order to give readers an idea of the size of this market, please disclose the number of houses in Florida that fall within this price range.

7.   In the last paragraph you say that you may, at some point in the future, seek to enhance your "portfolio of products and sales and segment the market." Please explain what you mean when you say this.

Use of Proceeds – page 5

8.   The first and last sentences of the first paragraph say the same thing. Please delete one of them.

9.   We have considered your response to comment 16. The revised disclosure does not contain the information we previously requested. Please identify the persons who may purchase shares, the maximum of shares they may purchase in order to enable the company to break escrow and what those persons intend to do with the shares they purchase.

Risk Factors – page 7

10.   Please revise the subheadings of your risk factors so that they identify both a risk and the potential adverse consequences of the risk.

Investors who purchase our shares will incur immediate and substantial dilution. – page 8

11.   Please disclose the dollar amount of the dilution per share.

If we do not obtain adequate financing, we may not be able to successfully implement our business plan. – page 8

12.   Currently, the information in this risk factor is a simple statement of fact. It is not clear what risk you are trying to describe, or what the potential adverse consequences are. Please clearly state whether you need additional financing to implement your plan. If so, disclose how much you need and for what purposes. Is the risk that as a result of the requirement that you maintain a minimum of $5 million in capital you will only have $3 million to implement your plan? Is the risk that the remaining $3 million could be inadequate to implement your plan? Please revise the risk factor to identify a specific risk and its specific adverse consequences.

Because we are significantly smaller than many other existing insurance companies and because we have no existing operations, we may be at a competitive disadvantage if such companies introduce products that are similar to ours. – page 8

13.   It is unclear what risk you are trying to describe.   Readers, at this point in the prospectus, have no idea how your proposed products differ from products offered by other insurance companies. You need to describe how your products differ from those currently offered. Also, you need to explain the role of state insurance regulators in determining the substance of the products you offer.   Please revise the risk factor to describe a specific risk and its specific potential adverse consequences. Once you have revised the body of the prospectus you should consider revising the subheading so that it accurately describes the risk and consequences.

Our success depends significantly upon an easily copied business model and offering insurance products similar to that offered by many existing and well-established competitors. – page 9

14.   The body of the risk factor describes your intentions, but it does not describe a risk and its potential adverse consequences. Please revise it to describe a specific risk and adverse consequences. You say that your planned insurance products will be similar to the products offered by other established companies, and you plan to offer them through independent agents who also represent other companies. Please explain how you intend to compete with these companies and how you will differentiate your products from theirs.

We face continuous review by the State of Florida to ensure that we meet state regulations. – page 9

15.   The subheading and body of this risk factor are statements of fact that do not describe a specific risk and its potential adverse consequences. Please revise them accordingly.

We anticipate relying upon third parties for portfolio management services in managing our planned investments.   – page 10

16.   Please clarify whether Wachovia Securities, LLC and Mairs & Powers, Inc. are the only companies who provide these services or whether there are other companies providing these services also, and describe what the adverse consequences would be for you if you were unable to negotiate an agreement with one of these entities.

Our officers, directors, and shareholders may purchase shares to assist us in achieving the minimum offering and this may adversely impact and limit any trading market that may develop. – page 10

17.   Please disclose whether the persons referenced in the subheading have entered into agreements to purchase securities in the offering, or have otherwise committed to purchases. If there are agreements, please file them as exhibits. If there are no agreements or commitments, say so. If there are agreements or commitments, briefly describe the material terms. Also disclose when and how these persons will make a decision regarding investment in this offering and how potential investors will be notified of these investments. Clearly indicate whether a potential investor has the right to back out of his or her purchase if these persons purchase shares in the offering. Also, name the persons who might make these purchases.

18.   In most states, state law and regulations establish limits on the extent of any one person's ownership interest in an insurance company. Please provide appropriate risk factor disclosure of any applicable limits under Florida law. Also indicate, in the above risk factor, whether these limits could affect purchases by the specified persons in this offering.

Description of Business – page 18

The Company – page 18

19.   In the third paragraph on page 19, please discuss the role the Florida insurance commission will play in establishing the price of your insurance policies. Also, if state approval is needed for your pricing decisions, discuss the timeline for obtaining that approval and discuss how it will affect your plans for becoming operational.

20.   In the same paragraph, you say that you intend to base your pricing on actuarial assumptions in evaluating the probability and magnitude of the risks you face. Please explain whether you will develop your own actuarial assumptions or whether you will obtain them elsewhere. If elsewhere, identify the source and discuss that entity's experience.

21.   In the fourth paragraph on page 19 you say that you have entered into an agreement to outsource policy administration and claims system development and serving, as well as customer service, to WaterStreet, a company that specializes in insurance processing. We note that the agreements with WaterStreet filed as exhibits to this registration

statement are forms of agreements. Please replace the forms with the actual executed agreements.

22.   In the next to last paragraph on page 19, please explain how "the latest catastrophe modeling technology" will enable you to manage the catastrophe risk exposure that you will face in offering homeowner insurance policies in Florida. It is unclear how this technology will enable you to manage either your financial performance or "a higher degree of accuracy" in pricing your policies.

23.   In the last paragraph of page 19, please explain what the "Florida Hurricane Catastrophe" is and how it will apply to your operations.

24.   In the first paragraph on page 20 you say that your "overall goal will be to optimize our return on investment with a prudent, sustained level of growth with reliance on a carefully constructed reinsurance program that will allow us the prospect of business longevity." This statement is too vague and amorphous to be informative. Please explain, in reasonable detail, what this means.

Security Ownership of Certain Beneficial Owners and Management – page 35

25.   For each non-natural person listed in the ownership table, please provide the name and address of the natural person having voting and investment authority over the shares.

Certain Relationships and Related Transactions – page 36

26.   It appears that your agreements with WaterStreet are transactions that need to be disclosed and discussed in this section. Please refer to Item 404 of Regulation S-B and revise the disclosure in this section accordingly.

Part II

Exhibits

27.   We note that you filed an exhibit no. 99 with this filing, but it has not been included in the exhibit list. Please revise the exhibit list to include all exhibits to the registration statement.

28.   The Purchase Order Form, which is filed in the first amendment as Exhibit 99, asks the purchaser to represent that they have reviewed the prospectus, asks them to identify the person who solicited the purchase and also asks them to represent that these were the

only persons who solicited the purchase. You should eliminate these features from the form as the purchaser might erroneously conclude they have waived some of their rights under the 1933 Act.

General

29.   Prior to requesting acceleration for effectiveness, please refer to Item 310(g) of Regulation S-B and include, in an amended registration statement on Form SB-2, unaudited financial statements and related disclosures for your most recent interim period ended March 31, 2006.

Independent Auditor's Report, page F-1

30.   We acknowledge your response to comment 29 of our letter dated April 14, 2006; however, your response does not address our concern regarding your use of an independent accounting firm that is not registered with the Public Company Accounting Oversight Board (PCAOB). We reiterate that Section 102 of the Sarbanes-Oxley Act of 2002 requires that an accounting firm be registered with the PCAOB to issue an audit report with respect to any issuer who meets any of the following criteria beginning after October 22, 2003:

- An issuer whose securities are registered under Section 12 of the Securities Exchange Act of 1934;

- An issuer required to file reports under Section 15(d) of the Securities Exchange Act of 1934; or

- An issuer that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn.

Please also note that your current independent accounting firm will not be able to make any updates to their previously issued report dated February 15, 2006 as a result of substantive audit or review work that might occur in connection with this registration statement, for example, should you need to restate your December 31, 2005 financial statements. Additionally, that firm will not be able to perform SAS 100 review procedures on the financial statements that you are required to include in the first Form 10-QSB that you file with the Commission upon achieving effectiveness. Considering the above, please tell us how you intend to comply with Section 102 of the Sarbanes-Oxley Act of 2002 upon achieving effectiveness of your current registration statement on Form SB-2.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2: Deferred tax asset, page F-8

31.   Please tell us and disclose your consideration of the future realization of your $47,468
        deferred tax asset, considering your cumulative loss position since inception and likely
        loss position for the foreseeable future. Refer to paragraphs 21-23 of SFAS No. 109.

Note 6: Subsequent events, page F-10

32.   Please specify whether the $60,525 portion of the fair value of the shares issued for
        services rendered by non-employees prior to January 1, 2006 is included in the $231,549
        "organization costs" line item of your statement of operations for the period from April 1,
        2005 to December 31, 2005.

Exhibit 23.1

33.   The consent report from your independent accounting firm makes reference to
        "reviewed" financial statements as of and for the three months ended March 31, 2006.
        This reference appears to be erroneous, as you have not included those financial
        statements in your Form SB-2/A, nor are your independent auditors required to refer to
        any interim financial statements that they have not audited or for which they have not
        issued a related audit report. Please ensure that your independent auditors remove this
        reference in issuing their updated consent report when you file the next amendment to
        your Form SB-2.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Amy Bruckner at 202-551-3657 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: William M. Aul, Esq.
          7676 Hazard Center Drive – Suite 500
          San Diego, CA 92108